November 15, 2018

naked brand group

# Naked Brand Group Limited Completes Acquisition of Fredericks of Hollywood Global E-Commerce Licensee, FOH Online Corp.

SYDNEY, Australia, Nov. 15, 2018 (GLOBE NEWSWIRE) -- **Naked Brand Group Limited (NASDAQ: NAKD)**, a global leader in intimate apparel and swimwear ("Naked"), has closed its previously announced acquisition of the shares of FOH Online Corp. ("FOH"), the exclusive licensee of the Frederick's of Hollywood brand for global e-commerce business.

The acquisition of FOH will secure the revenue Naked currently books under a sublicense with FOH. As a result of the acquisition, Naked will control FOH's exclusive license with the brand owner, Authentic Brands Group, which runs through 2020 and may be extended at FOH's option through 2070. The Frederick's of Hollywood e-commerce business generated net sales of approximately $20.0 million for the trailing twelve months ended June 30, 2018, a 22% increase as compared to $16.5 million for the trailing twelve months ended June 30, 2017.

Since 1946, Frederick's of Hollywood has set the standard for innovative apparel, introducing the push-up bra, the padded bra, and black lingerie to the United States market. The brand's rich history has led it to become one of the most recognized in the world.

**Financial Outlook**

Management expects the Frederick's of Hollywood e-commerce business to generate $25.0 million in revenue for the fiscal year ended January 31, 2019, achieving double digit sales growth compared to the fiscal year ended January 31, 2018 and representing a positive contribution to the Company's overall performance.

**Management Commentary**

"The Frederick's of Hollywood e-commerce business is an ideal fit with Naked," said Justin Davis-Rice, Chief Executive Officer of Naked Brand Group Limited. "We are pleased to see that Frederick's of Hollywood sales have grown at such a rapid rate in response to key improvements made over the last year. This is a clear indication that the strategic pivot to make Frederick's of Hollywood a mobile platform with multiple enhancements is not only

driving improved customer retention, but also new sales. We believe the acquisition provides a strong platform to drive the next phase of growth of our e-commerce business and offers key opportunities for future operating synergies with our extensive wholesale and retail distribution channels," concluded Mr. Davis-Rice.

**Terms of the Deal**

The purchase price was $18.2 million, consisting of approximately 3.8 million ordinary shares of Naked priced at $2.20 per share and the forgiveness of $9.9 million of long-term debt held by Naked.

**About Naked Brand Group Limited**

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 11 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Naked, Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State, Heidi Klum Intimates, Heidi Klum Man, Heidi Klum Swim. Naked Brand Group Limited products are available in 44 countries worldwide through 6,000 retail doors, a growing network of e-commerce sites and 61 company-owned Bendon retail and outlet stores in Australia and New Zealand. Brands are distributed through premier department stores, specialty stores, independent boutiques and third-party e-commerce sites globally, including Macy's, Nordstrom, Saks Fifth Avenue, Harrods, Selfridges, Amazon and ASOS among others. For more information please visit www.nakedbrands.com.

**Forward-Looking Statements**

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as "may," "believe," "anticipate," "could," "should," "intend," "plan," "will," "aim(s)," "can," "would," "expect(s)," "estimate(s)," "project(s)," "forecast(s)", "positioned," "approximately," "potential," "goal," "pro forma," "strategy," "outlook" and similar expressions. Examples of forward-looking statements include, among other things, statements regarding future or projected financial performance, annualized financial performance, future growth in our business, trends in our industry, product innovation, acquisition synergies and efficiencies, and operational expansion. All such forward-looking statements are based on management's current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: our ability to integrate the operations of the FOH business; the risk that the projected value creation and efficiencies from the transaction with the FOH will not be realized; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for Naked's shares may not develop; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under "Risk Factors" in our Annual Report on Form

20-F for the fiscal year ended January 31, 2018. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

**Investor Contact**

Joel Primus
Naked Brand Group Limited
joel@thenakedshop.com

Chris Tyson
MZ North America
chris.tyson@mzgroup.us
949-491-8235

naked
brand group.

Source: Naked Brand Group Limited